December 12, 2005

Mail Stop 04-09

Jeffrey H. Goldstein
Boston Capital Real Estate Investment Trust, Inc.
c/o Boston Capital Corporation
One Boston Place, Suite 2100
Boston, MA   02108

RE: Boston Capital Real Estate Investment Trust, Inc.
       Post-Effective Amendment No. 2 to Form S-11
       File No. 333-108426 (filed December 7, 2005)

Dear Ms. Knight:

       This is to advise you that we have conducted only a limited
review of your registration statement. Based on that limited
review,
we have the following comments.

General

1. We note that you have extended the minimum offering deadline.
Please confirm that you will obtain reconfirmations from investors
that have already subscribed for shares, or that you will return
the
subscription amounts that are currently held in escrow.

2. Please include updated financial statements. Refer to Item 3-
12
of Regulation S-X.

3. Please include financial statements for all recently acquired
or
probable acquisitions in accordance with Item 3-14 of Regulation
S-X
or advise us why financial statements are not required.

Supplement No. 2

Diversification with Real Estate, page S-8

4. Please remove your statement in the second paragraph of page S-
8
that an investment in your shares provides share price stability,
as
it may suggest that the market price of your shares is stable.
While
your shares are not subject to general stock market volatility, it
is

not possible to determine the volatility of your share price since
there is no market for your shares, and thus no measure of the
current market value of your shares.

5. Since you are not listed, the use of performance information of
listed REITs as reported by the National Association of Real
Estate
Investment Trusts is not appropriate for supporting your
statements
regarding the diversification benefits of an investment in your
shares.

6. Please advise us why you believe that the NCREIF Property
Index-
Multifamily is relevant to an investor considering your shares.
In
particular, please tell us whether your targeted investments are
comparable in size and quality/grade to the properties included in
the NCREIF index. In addition, if NCREIF information is included,
please disclose characteristics of the NCREIF index that are
inconsistent with an investment in your shares, including, if
applicable, the use of leverage, the deduction of fees and
expenses,
the anticipated holding period and the size and quality of the
properties.

Undertakings

7. Please update your Item 512(a) undertakings in accordance with
the
amendments thereto that became effective as of December 1, 2005.

*   *   *   *

     As appropriate, please amend your filing in response to
these
comments. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company`s disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

     Before the amended registration statement is declared
effective
pursuant to Section 8 of the Securities Act, the company should
provide us a letter, acknowledging that:

?   should the Commission or the staff, acting pursuant to

delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

?   the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

?   the company may not assert staff comments and the declaration
of
effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the
United States.

       In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

       Please contact me at (202) 551-3852 with any other questions.

                         Sincerely,

                         Michael McTiernan
                         Special Counsel

cc: Suzanne Lecaroz (via facsimile)
       Goodwin Procter LLP
Jeffrey H. Goldstein
Boston Capital Real Estate Investment Trust, Inc.
December 12, 2005
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